UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PC Mall, Inc.

_______________________________________________________________________________________________________________________

 (Name of Issuer)

Common Stock

_______________________________________________________________________________________________________________________

 (Title of Class of Securities)

69323 K 100

_______________________________________________________________________________________________________________________

(CUSIP Number)

_______________________________________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d - 1(b)

[x] Rule 13d - 1(c)

[  ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69323 K 100

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sam U. Khulusi
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	4,166 (consists of shares subject to options exercisable within 60 days of 12/31/03)
	6. SHARED VOTING POWER	222,990
	7. SOLE DISPOSITIVE POWER	4,166 (consists of shares subject to options exercisable within 60 days of 12/31/03)
	8. SHARED DISPOSTIVE POWER	222,990
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,156
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*.............................[ ]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12. TYPE OF REPORTING PERSON*		IN
*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 69323 K 100

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Layla K. Khulusi
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	None
	6. SHARED VOTING POWER	222,990
	7. SOLE DISPOSITIVE POWER	None
	8. SHARED DISPOSITIVE POWER	222,990
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,990
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*............................[ ]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12. TYPE OF REPORTING PERSON*		IN
*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a)	Name of Issuer:
PC Mall, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
2555 W. 190th Street, Torrance, California 90504
Item 2(a)	Name of Persons Filing:
Sam U. Khulusi and Layla K. Khulusi, individually and as trustees of the Khulusi Revocable Family Trust dated October 26, 1993
Item 2(b)	Address of Principal Business Office or, if None, Residence:
2555 W. 190th Street, Torrance, California 90504
Item 2(c)	Citizenship:
United States of America
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
69323 K 100
Item 3	Not applicable.
Item 4	Ownership.
(a)-(b) Amount of Beneficially Owned and Percent of Class (based on number of shares outstanding as of 12/31/03):
Sam Khulusi - 227,156 shares (includes 4,166 shares subject to options exercisable within 60 days of 12/31/03) – 2.1% of class
Layla Khulusi - 222,990 shares - 2.1% of class
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
Sam Khulusi -- 4,166 shares (consists of shares subject to options exercisable within 60 days of 12/31/03)
Layla Khulusi - none
(ii) shared power to vote or to direct the vote:
Sam Khulusi - 222,990 shares
Layla Khulusi - 222,990 shares
(iii) sole power to dispose or to direct the disposition of:
Sam Khulusi -- 4,166 shares (consists of shares subject to options exercisable within 60 days of 12/31/03)
Layla Khulusi - none
(iv) shared power to dispose or to direct the disposition of:
Sam Khulusi - 222,990 shares
Layla Khulusi - 222,990 shares
Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
Not applicable.
Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:

                              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004
/s/Sam U. Khulusi
Sam U. Khulusi, individually and as trustee of the Khulusi Revocable Family Trust dated October 26, 1993
/s/Layla K. Khulusi
Layla K. Khulusi, individually and as trustee of the Khulusi Revocable Family Trust dated October 26, 1993

EXHIBIT INDEX

Exhibit No.	Description
1	Joint filing agreement

EXHIBIT 1

JOINT FILING AGREEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or she knows or has reason to believe that such information is not accurate.

Dated:  February 13, 2004

/s/Sam U. Khulusi
Sam U. Khulusi, individually and as trustee of the Khulusi Revocable Family Trust dated October 26, 1993
/s/Layla K. Khulusi
Layla K. Khulusi, individually and as trustee of the Khulusi Revocable Family Trust dated October 26, 1993